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                              [LETTERHEAD OF PROTARGA]

                                                            October 3, 2002



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


         Re:  Protarga, Inc.
              Registration Statements on Form S-1
              (Reg. No. 333-74916)

Gentlemen and Ladies:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Protarga, Inc. (the "Company") hereby requests that the Company's Registration Statement on Form S-1 (Reg. No. 333-74916), and all exhibits thereto, be withdrawn effective immediately. Registration Statement No. 333-74916, which was never declared effective by the Commission, is being withdrawn because the offering under that Registration Statement was abandoned due to market conditions. No securities were sold or will be sold under the Registration Statement.

If you have any questions regarding this request, please contact Roger D. Feldman, Esq. of Fish & Richardson P.C., at (617) 956-5924.

                                       Sincerely,

                                       PROTARGA, INC.



                                       By: /s/ Robert Dickey, IV
                                          -------------------------------
                                          Robert Dickey, IV
                                          Chief Financial Officer


cc:  The Nasdaq Stock Market



[LOGO]   Protarga, Inc.
         2200 Renaissance Blvd, Suite 450
         King of Prussia, PA 19406, USA
         tel: 610.592.4000 fax: 610.592.4001
         www.protarga.com